

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2011

Via E-mail
Melvin Schlossberg
President & Chief Executive Officer
Gold Swap Inc.
72 Pond Road
Woodbury, NY 11797

> **Re:** **Gold Swap Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2011**
> **File No. 333-173163**

Dear Mr. Schlossberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you are not and do not intend to be a blank check company and have no plans or intentions to merge with an unidentified company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock;

   - You have not generated any revenues and have a net loss of $1,078,505 since inception;

   - You have not yet commenced operations and it is unclear whether you will be able to do so within the next 12 months;

- You have no assets, except for $47,480 in cash; and

- You will be unable to implement your business plan without obtaining substantial additional funding.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us with a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company, and include a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations.

2. The disclosure in your filing regarding the status of your operations and the name under which you will operate is inconsistent with statements made on your website. For example, we note the following:

- You state in the "Prospectus Summary" section and throughout the filing that "[your] operations have been limited to organizational, start-up, and capital formation activities." However, both of your websites state that you are a "well-established Company" and that you have been evaluating gold for "almost 20 years."

- Your websites indicate that you are operating as "Bucks for Bling" and "Get more for your Gold" and there is no mention of Gold Swap Inc. on these websites.

- Your websites appear to allow sellers to request mailing kits at this time; however, the disclosure in the "Process" section on page 17 of your filing seems to indicate that you will send such kits, but that you have not yet done so.

Please note these are examples only and reconcile the information in your website and registration statement so that material information about your company is consistent. Also revise your disclosure throughout the filing to clarify whether you have commenced operations and to state whether you are doing business under additional names.

Cover Page of the Registration Statement

3. We note your disclosure here and elsewhere in your filing that the price of the shares to be registered in this offering is based upon the original purchase price to selling shareholders with an increase because the shares will be "liquid" and registered.

> Please explain the basis for your statement that these shares will be liquid, in light of your disclosure elsewhere in the filing that there is not currently a market for your stock and that a public market may never develop. Alternatively, delete your statement regarding the liquidity of shares to be issued.

Prospectus Cover Page

4. Please move the delaying amendment to the front cover page of the registration statement, where it is required to appear. See Item 501(a) of Regulation S-K.

5. Please revise your disclosure to state that selling shareholders will receive all of the proceeds from this offering and disclose the anticipated proceeds to selling shareholders on a per share and aggregate basis. See Item 501(b)(3) of Regulation S-K.

Risk Factors, page 3

If we cannot manage our growth effectively, page 7

6. Please disclose the basis for your statement that you anticipate to experience rapid growth or remove this statement.

If our shares are quoted on the OTC Bulletin Board, page 9

7. Please state clearly in this risk factor that although you intend to apply for quotation on the OTCBB, there is no guarantee that a market maker will agree to file an application your behalf and that even if an application is filed, there is no guarantee that you will be accepted for quotation.

Description of Securities, page 16

8. Please describe any provisions in your charter or bylaws specifying the vote required by security holders to take action and describe any liquidation rights. See Items 202(a)(1)(v) and 202(a)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 20

Total Operating Expenses, page 21

9. We note your disclosure of $1,075,000 for compensation expense, which represents substantially all of your operating expenses for 2010. The disclosure on page F-4 suggests you issued 21.5 million shares with a value of $.05 per share in determining the amount of compensation expense. If so, please expand your discussion to indicate

such including the recipients of such shares, the period of the services rendered and the basis for the fair value assigned.

Liquidity and Capital Resources, page 21

10. We note that your auditor has expressed a going concern opinion. Please disclose your plan to raise additional capital, including any anticipated sources of capital. In this regard, we note that you estimate requiring a minimum of $150,000 in the next 12 months to commence operations. Also disclose an approximate timeline as to when you expect to incur the costs listed at the bottom of page 20 and state what you plan to do if you raise some, but not all of the $150,000. Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

11. Please disclose whether or not you have any material commitments for capital expenditures relating to the next 12 months. See Item 303(a)(2) of Regulation S-K. If none, then supplementally advise.

Directors, Executive Officers, Promoters and Control Persons, page 21

12. Please discuss any involvement in bankruptcy and legal proceedings over a ten rather than five year period. See Item 401(f) of Regulation S-K.

Certain Relationships and Related Transactions, page 25

13. Please identify each of your promoters and state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Financial Statements – For the period from inception (July 13, 2010) through December 31, 2010

Notes to Financial Statements

Note 2 – Going Concern, page F-9

14. We note your disclosure regarding your ability to continue as a going concern. Your disclosure suggest management's viable plans are potential asset acquisitions, mergers or business combinations with other entities, further implementation of its business plan and continuing to raise funds though debt or equity raises. There is no indication in the filing that such plans are in the company's future. Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a registrant's financial difficulties along with its *viable plans* to overcome such

difficulties. It is not clear to us whether your stated plans are viable. Please revise your disclosure to indicate whether obtaining loans from officers and directors is part or all of the *viable* plans by management.

Exhibits, page II-3

Exhibit 23.1

15. The consent dated March 25, 2011 does not correspond to the same date of the audit report issued on the included financial statements. Please coordinate with Berman & Company, P.A. to revise the consent or audit report to ensure the consent makes appropriate reference to the audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: David Lubin, Esq.
       David Lubin & Associates, PLLC